EXHIBIT 23
CONSENT OF H. BURGESS
     I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Goldcorp Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:
1.	The technical report dated January 2003, entitled “Technical Report on Mining and Processing Assets of Peak Gold Mines, in New South Wales, Australia and Minera Alumbera Ltd. in Argentina” (the “Peak Gold Report”); and

2.	The annual information form of the Company dated March 30, 2007, which includes reference to my name in connection with information relating to the Peak Gold Report, and the properties described therein.
March 30, 2007
/s/ H. Burgess
H. Burgess